                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (AMENDMENT NO. 8)

                         ---------------------------

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                     NONE
                                (CUSIP Number)

                         ---------------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         ---------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                         ---------------------------

                                JANUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 2 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       69,656.4
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                     69,656.4
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       OO
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 3 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       69,656.4
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                     69,656.4
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       PN
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 4 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       69,656.4
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                     69,656.4
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       OO
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 5 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         REEDY RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       168,736.5
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       168,736.5
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       OO
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 6 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                             AIMCO PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       203,154.7
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       203,154.7
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       PN
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 7 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                 AIMCO-GP, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       203,154.7
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       203,154.7
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       CO
================================================================================

------------------                                            ------------------
CUSIP No.   NONE                     13D/A                       Page 8 of 20
------------------                                            ------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                       272,811.1
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       272,811.1
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    272,811.1
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      30.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       CO
================================================================================

                         AMENDMENT NO. 8 TO SCHEDULE 13D

                  This Amendment No. 8, which relates to units of limited partnership interest ("Units") in Consolidated Capital Institutional Properties/2, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Reedy River Properties, L.L.C., a Delaware limited liability company ("Reedy River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Amendment No. 8 relates to a tender offer by Cooper River Properties, L.L.C., a Delaware limited partnership ("Cooper River") for up to 300,000 of the outstanding Units of the Partnership, at a purchase price of $42.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Accordingly, this Amendment No. 8 relates to Units beneficially owned by Cooper River, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Reedy River, AIMCO OP, AIMCO-GP and AIMCO (Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

                  The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) Following the expiration of the Offer, Cooper River, IPLP and IPT became beneficial owners of Units. The principal business address of each of Cooper River, IPLP and IPT is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                           As result of the completion of the AIMCO Merger on
October 1, 1998, AIMCO succeeded to Insignia Financial Group, Inc. ("Insignia") with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 70% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). AIMCO also owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

                           Upon consummation of the AIMCO Merger, IPLP was
appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in
Schedule I to this Statement.

                  (d)-(e) During the past five years none of Cooper River, IPLP or IPT, nor, to the best knowledge of IPT, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Cooper River, IPLP or IPT or any of the persons listed on Schedule I being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Cooper River directly owns 69,656.4 Units, Reedy River directly owns 168,736.5 Units and AIMCO OP directly owns 34,418.2 Units (for an aggregate of 272,811.1 Units), representing approximately 7.7%, 18.5% and 3.8%, respectively, or a total of 30.0% of the outstanding Units based on the 909,134 Units outstanding at January 1, 1999.

                  IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) in IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 69,656.4 Units directly owned by it;
(ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 69,656.4 Units directly owned by Cooper River; (iii) Reedy River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 168,736.5 Units directly owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 34,418.2 Units directly owned by it and the 168,736.5 Units directly owned by Reedy River; (v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 168,736.5 Units directly owned by Reedy River and the 34,418.2 Units directly owned by AIMCO OP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 69,656.4 Units directly owned by Cooper River, the 168,736.5 Units directly owned by Reedy River and the 34,418.2 Units directly owned by AIMCO OP.

                  (c) The Offer expired pursuant to its terms on Thursday, December 31, 1998. On January 25, 1999, Cooper River acquired a total of 69,656.4 Units, representing approximately 7.7% of the outstanding Units, at a purchase price of $42.00 per Unit.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.8 Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999


                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By:   AIMCO Properties, L.P.,
                                                   its managing member

                                             By:   AIMCO-GP, Inc.,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             INSIGNIA PROPERTIES, L.P.

                                             By:   Insignia Properties Trust,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             INSIGNIA PROPERTIES TRUST


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             REEDY RIVER PROPERTIES, L.L.C.

                                             By:   AIMCO Properties, L.P.,
                                                   its managing member

                                             By:   AIMCO-GP, Inc.,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By:   AIMCO-GP, Inc.,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             AIMCO-GP, INC.


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             APARTMENT INVESTMENT AND MANAGEMENT
                                             COMPANY


                                             By:   /s/ PATRICK J. FOYE
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

     Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Terry Considine*                 Terry Considine has served as a Trustee and as
                                 Chairman of the Board of Trustees and Chief
                                 Executive Officer of IPT since October 1, 1998.
                                 Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                                 Asset Management, L.L.C., a Colorado limited liability company, and its related entities
                                 (collectively, "PAM"), one of AIMCO's
                                 predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset
                                 Investors Corp. and Commercial Asset Investors,
                                 Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A.
                                 from Harvard College, a J.D. from Harvard Law
                                 School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience.
                                 From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately
                                 35 multifamily apartment properties and
                                 commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr.
                                 Considine.

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Peter. K. Kompaniez*             Peter K. Kompaniez has served as President and
                                 a Trustee of IPT since October 1, 1998. Mr.
                                 Kompaniez has been Vice Chairman, President and a director of AIMCO since July 1994. Since
                                 September 1993, Mr. Kompaniez has owned 75% of
                                 PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a
                                 United States holding company for Heron
                                 International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                                 Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt
                                 Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron
                                 Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief
                                 Executive Officer of Heron Financial
                                 Corporation ("HFC"), and as a director or officer of certain other Heron Group entities.
                                 In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United
                                 States and international creditors. The
                                 restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron
                                 International and its non-United States
                                 subsidiaries. At the conclusion of the
                                 restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing
                                 United States operations of HFC and the other
                                 United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed
                                 Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Thomas W. Toomey*                Thomas W. Toomey has served as Executive Vice
                                 President -- Finance and a Trustee of IPT since
                                 October 1, 1998. Mr. Toomey has served as
                                 Senior Vice President - Finance and
                                 Administration of AIMCO since January 1996 and was promoted to Executive
                                 Vice-President-Finance and Administration in
                                 March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln
                                 Property Company ("LPC") as well as Vice
                                 President/Senior Controller and Director of
                                 Administrative Services of Lincoln Property
                                 Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                                 Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal &
                                 Company. Mr. Toomey received a B.S. in Business
                                 Administration/Finance from Oregon State
                                 University and is a Certified Public
                                 Accountant.

Joel F. Bonder                   Joel F. Bonder has served as Executive Vice
                                 President and General Counsel of IPT since
                                 October 1, 1998. Mr. Bonder was appointed
                                 Executive Vice President and General Counsel of
                                 AIMCO effective December 8, 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice
                                 President and General Counsel of NHP from April
                                 1994 until December 1997. Mr. Bonder served as
                                 Vice President and Deputy General Counsel of
                                 NHP from June 1991 to March 1994 and as
                                 Associate General Counsel of NHP from 1986 to
                                 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson,
                                 P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies.
                                 Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                                 University School of Law.

Jeffrey P. Cohen                 Jeffrey P. Cohen has served as Secretary of IPT
                                 since October 1, 1998. Mr. Cohen currently serves as a Senior Vice President of Insignia
                                 Financial Group, Inc., a Delaware corporation
                                 ("Insignia").

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Patrick J. Foye*                 Patrick J. Foye has served as Executive Vice
                                 President and a Trustee of IPT since October 1,
                                 1998. Mr. Foye has served as Executive Vice
                                 President of AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                 Flom LLP from 1989 to 1998 and was Managing
                                 Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island
                                 Power Authority and serves as a member of the New York State Privatization Council. He received a B.A. from Fordham College and a J.D.
                                 from Fordham University Law School.

Robert Ty Howard                 Robert Ty Howard has served as Executive Vice
                                 President -- Ancillary Services of IPT since
                                 October 1, 1998. Mr. Howard was appointed
                                 Executive Vice President - Ancillary Services in February 1998. Prior to joining AIMCO, Mr.
                                 Howard served as an officer and/or director of four affiliated companies, Hecco Ventures,
                                 Craig Corporation, Reading Company and Decurion
                                 Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management.
                                 From 1983 to 1988, he was employed by Spieker
                                 Properties. Mr. Howard received a B.A. from
                                 Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate
                                 School of Business.

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Steven D. Ira*                   Steven D. Ira has served as Executive Vice
                                 President and a Trustee of IPT since October 1,
                                 1998. Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management.
                                 Between 1977 and 1981 he supervised the
                                 property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National
                                 Apartment Manager Accreditation Board and is a former president of both the National Apartment
                                 Association and the Colorado Apartment
                                 Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                                 Apartment Association in its 54-year history.
                                 He holds a Certified Apartment Property
                                 Supervisor (CAPS) and a Certified Apartment
                                 Manager designation from the National Apartment
                                 Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                                 Estate Management (IREM) and he is a member of the Board of Directors of the National
                                 Multi-Housing Council, the National Apartment
                                 Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from
                                 Metropolitan State College in 1975.

David L. Williams                David L. Williams has served as Executive Vice
                                 President -- Property Operations of IPT since
                                 October 1, 1998. Mr. Williams has been
                                 Executive Vice President - Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr.
                                 Williams was Senior Vice President of
                                 Operations at Evans Withycombe Residential,
                                 Inc. from January 1996 to January 1997.
                                 Previously, he was Executive Vice President at
                                 Equity Residential Properties Trust from
                                 October 1989 to December 1995. He has served on
                                 National Multi-Housing Council Boards and
                                 NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and
                                 Acquisitions of US Shelter Corporation from
                                 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since
                                 1973. Mr. Williams received his B.A. in
                                 education and administration from the
                                 University of Washington in 1967.

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Harry G. Alcock*                 Harry G. Alcock has served as Senior Vice
                                 President -- Acquisitions and a Trustee of IPT since October 1, 1998. Mr. Alcock has served as
                                 Vice President since July 1996, and was
                                 promoted to Senior Vice President -
                                 Acquisitions in October 1997, with
                                 responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior
                                 Financial Analyst for PDI and HFC. From 1988 to
                                 1992, Mr. Alcock worked for Larwin Development
                                 Corp., a Los Angeles based real estate
                                 developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace
                                 Corp. He received his B.S. from San Jose State
                                 University.

Troy D. Butts                    Troy D. Butts has served as Senior Vice
                                 President and Chief Financial Officer of IPT since October 1, 1998. Mr. Butts has served as
                                 Senior Vice President and Chief Financial
                                 Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior
                                 Manager in the audit practice of the Real
                                 Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr.
                                 Butts holds a Bachelor of Business
                                 Administration degree in Accounting from Angelo
                                 State University and is a Certified Public
                                 Accountant.

Andrew L. Farkas*                Andrew L. Farkas currently serves as a
  375 Park Avenue                Continuing Trustee of IPT since October 1,
  Suite 3401                     1998. Mr. Farkas' present principal occupation
  New York, New York 10152       is to serve as the Chairman of the Board and
                                 Chief Executive Officer of Insignia, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A. Aston*                  James A. Aston currently serves as a Continuing
  15 South Main Street           Trustee of IPT since October 1, 1998. Mr.
  Greenville, South Carolina     Aston's present principal occupation is to
  29601                          serve as Chief Financial Officer and member of
                                 the Office of the Chairman of Insignia.

Frank M Garrison*                Frank M. Garrison currently serves as a
  102 Woodmont Boulevard         Continuing Trustee of IPT since October 1,
  Suite 400                      1998. Mr. Garrison's present principal
  Nashville, Tennessee 37205     occupation is as a member of the Office of the
                                 Chairman of Insignia.

NAME                             PRESENT PRINCIPAL OCCUPATION
----                             ----------------------------

Bryan L. Herrmann*               Bryan L. Herrmann currently serves as a
  5043 Gould Avenue              Continuing Trustee of IPT since October 1,
  La Canada, California 91011    1998. Mr. Herrmann's present principal
                                 occupation is as an investment banker and Chairman and Chief Executive Officer of Base
                                 Camp 9 Corp., since 1990. Mr. Herrman served as a Trustee, Chairman of the Compensation
                                 Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage
                                 Investment Trust from 1994 until September
                                 1998. In addition to his duties at Base Camp 9
                                 Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                                 Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984
                                 Investment Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                 International, Inc., a New York Stock Exchange
                                 Company.

Warren M. Eckstein*              Warren M. Eckstein currently serves as a
  Warburg Dillon Read            Continuing Trustee of IPT since October 1,
  535 Madison Avenue             1998. Mr. Eckstein's present principal
  6th Floor                      occupation is as Managing Director --
  New York, New York 10022       Investment Banking of Paine Webber
                                 Incorporated, since October 1996. Prior to
                                 October 1996, Mr. Eckstein served as Senior
                                 Vice President, Investment Banking, of Dillon,
                                 Reed & Co., Inc.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------

Exhibit 7.8 Agreement of Joint Filing, dated January 29, 1999 among the Reporting Persons.




                                       20